Kombucha Brand Rapidly Expanding in the Midwest and Going National



drinkrmbr.com   Chicago, IL   [instagram icon]

Highlights

1. RMBR revenue grew +197% from 2022 – 2024 and is poised to exceed $1M in 2025! (not guaranteed)

2. Entered retail in Fall 2021. By 2024, already in 750+ doors, 16 states & 9 distributors

3. Current Retail & distro partners inc.: Jewel-Osco, Sprouts, Hyvee, Fresh Thyme, Compass Group & KeHE

4. Established network of diversified sales channels: Retail, Ecommerce, Food Service & Private Label

5. 2025 distro projections: +1,000 doors, 3 new distro centers & 2 new DSD partners (not guaranteed)

(6) New Confirmed Accounts: Good Earth, Better Health, Fruitful Yield, Festival Foods, Down to Earth

(7) Chosen by exclusive Take Root by Green Spoon Program; Accelerates growth for highly promising brands

(8) U.S. Kombucha market was $2.8B in 2024. Projected to grow by +16.2% CAGR to $5.9B in 2029

Featured Investors

 **Ben Hirschman** [Follow]

From Chicago & a CU Boulder Grad, Ben moved to Sydney & started as a casual worker at Johnny Gio's Pizza. Now, Head of Franchise & an owner, he grew the brand from 4 to 15 stores in 1 yr, driven by a passion for scalable, community-focused cuisine.

"I've watched this brand grow from a homemade batch to nearly 1,000 stores. It's the best kombucha on the market—built by passionate, relentless founders. Proud to be part of something so meaningful from the very beginning."

 **Benjamin Hirschman**
Syndicate Lead [Follow] Invested $5,000

"The energy and passion behind this brand is unbelievably contagious. Paired with a fantastically delicious product, we are about to witness a massive industry disruptor. Taking a fresh direction to a previously niche market, they are bringing health and mindful conscious beverages to the masses. Becoming a new titan. I have been lucky enough to see the full journey of this company and I can't express how excited I am to have the privilege to be apart of it! This is just the beginning of what RMBR is capable of!"

Our Team



Jack Joseph Co-Founder/President

Jack Joseph co-founded RMBR to reimagine kombucha as a social, feel-good ritual. After cutting back on alcohol, he began brewing with purpose - pairing wellness with flavors to create drinks that fit real life, not just health trends.



Kiara Tomirotti Co-Founder/Director of Marketing

Kiara is the creative force behind RMBR's vision. A Latina with a background in biology, she's led brand storytelling, built community, and forged impactful partnerships that reflect RMBR's mission of connection, culture, and purpose.



Jeff Smith Director of Sales

Jeff Smith, our director of sales, has been with RMBR since 2021. With a background in supply chain and experience running his own start ups, he's been instrumental in driving growth and scaling our presence across the country.

Non-Alcoholic Drinks & Kombucha Are Significantly Growing. RMBR is An Emerging Brand, Shaping The Future of Mindful Drinking

Our Origin Story

rmbr

Jack and Kiara met at Michigan State, and when they graduated in 2019, they decided to cut back on drinking alcohol and embark on a journey toward health. However, they had a hard time finding non-alcoholic options in social settings.



Kiara & Jack @ Michigan State

Determined to maintain their social connections while promoting wellness with other like-minded individuals, they embarked on a journey to craft functional non-alcoholic beverages designed to elevate daily rituals

Tired of sugary sodas and not wanting to be the "water people," As frequent consumers of kombucha, along with our peers, it emerged as the ideal candidate. However, the challenge was finding a kombucha that seamlessly blended into social settings, rather than solely serving as a health tonic. This sparked our quest to reimagine kombucha as a social beverage without compromising its inherent benefits and delightful taste.

In 2019, Komunity Kombucha was founded to offer a better alternative. Unlike traditional soft drinks and other non-alcoholic options, kombucha boasts natural benefits such as lower sugar content, probiotics, and organic acids that bolster

overall well-being.

Initially brewing at his parents' house in his hometown Chicago, Jack developed sophisticated flavors with botanical benefits.

In 2020, during COVID, Jack and Kiara moved into Jack's grandparents' home and turned it into a microbrewery.



Brewery @ Grandma's





Brewing @ Grandma's



Brewing @ Grandma's

They started selling kombucha locally from Jack's 2007 Dodge Charger, however, given the retail restrictions created by the pandemic, they also participated in many farmers' markets to sample, sell their products and grow the brand.



Jack then joined a local kombucha company, gaining industry insights and utilizing a shared kitchen. In 2021, Jeff joined full-time as Director of Sales, expanding the business to 100 retail accounts that year.



Jeff Delivering!





Brewing @ Shared Kitchen





Very First Packaging in Shared Kitchen

After just 1.5 years, Komunity Kombucha outgrew the shared kitchen, and in 2022, they first moved production to a co-packer in Chicago to scale production. In 2023, the team partnered with their current manufacturer located in Madison, Wisconsin.



Jack @ First Copacker - 2022

Kiara joined full time in 2023 and took on the lead marketing role, spearheading a rebrand in 2024, renaming the brand from Komunity Kombucha to RMBR (pronounced "remember," standing for "real memories, better rituals").



Kiara showcasing new RMBR brand

Today, Jack's fiancée Kiara and Jeff are integral to the company. Our kombucha is dedicated to fostering authentic memories and enriching rituals, ensuring that every sip contributes to a vibrant, health-conscious lifestyle.





Jeff, Kiara & Jack

Jack and Kiara are as committed to this category and our business as they are to each other.



The **Global kombucha market** generated a revenue of USD $4.26 Billion in 2024 and is projected to grow at a CAGR of +13.5% to **$9.1B** in 2030.1

In the US, in the five years from 2020 to 2024, the kombucha industry surged at a **CAGR of +19.7%** to an estimated **$2.8 Billion in 2024**. From 2023 to 2024, the market grew **+21.9% in just one year.**2

Major players in this industry currently include GT's Living Foods, Health-Ade Kombucha, and PepsiCo.



According to SPINS, 3 out of the top 5 innovative categories across retailers are beverages.






1Source: Grandview Research, Kombucha Market Size, Share & Trends Analysis Report

2IBIS World, Kombucha Production in the US - Market Research Report (2015-2030)

Commitment to Clean Label

Kombucha is a fermented tea, used in China & Russia for centuries as a natural probiotic superfood.

RMBR is one of the only kombucha on the market that exclusively uses Sencha Green Tea & dry herbs + botanicals to flavor our product. It is slow crafted and made with only high quality, organic ingredients. Our formulas naturally contain vitamins, organic acids, and functional benefits from fermentation and botanical ingredients.

RMBR uses ZERO fruit juice. Additionally, each flavor is designed for a specific function/intention and is formulated with adaptogenic, nootropic, or nervine properties.

RMBR is smooth, crisp, and less vinegary than your typical kombucha. Enjoy as is, or as a mixer.

   

Green tea caffeine *less than 40mg.   Functional botanicals   No vinegar taste   Live + active cultures

Midwest's Fast Growing Kombucha

Midwest Roots. National Momentum: RMBR's Growth Story.

Our steadfast strategy has been to focus on sustainable revenue growth with an in-person presence approach to connect and engage with each new market.

We spent the first two years focused on R&D and have rapidly grown in multiple sales channels since our official launch in September 2021. Below is a chart showing our growth story over the past four years (2021-2024) since our official launch in September 2021.



From 2022 – 2024, we grew +197% and are poised to *exceed $1M* in 2025 (not guaranteed)! Our lifetime sales are +$1.5M to date and growing.



Much of this growth has been driven by our strategic decision to

diversify across multiple sales channels, including Retail, E-commerce, Food Service, and Private Label.



Since 2022, in just three years, we've expanded across 16 states through strategic partnerships in retail, food service, e-commerce, and private label. We've secured over 750 accounts, including placement in 525+ retail outlets, now representing 70% of our overall business. Our retail footprint includes major chains like Jewel Osco, Sprouts, Erewhon, Fresh Thyme, Hy-Vee, and Mariano's.

A key driver of this growth has been our success in establishing strong partnerships with 9 major distribution centers since launch.



RMBR stands out from our competition due to our unique refreshing formulations made using high grade Japanese Sencha green tea, no fruit juice and only real, premium ingredients.



MADE ONLY WITH REAL, PREMIUM INGREDIENTS

SMOOTH & PREMIUM KOMBUCHA INFUSED WITH ORGANIC BOTANICALS FOR A FUNCTIONAL TWIST

* BORN IN CHICAGO
* NO VINEGARY TASTE
* STANDOUT PACKAGING
* NO ADDED SUGAR OUTSIDE OF WHAT IS NEEDED FOR FERMENTATION
* RECYCLABLE CANS
* ADAPTOGENS + NOOTROPICS
* NO JUICE, COLORING, OR ARTIFICIAL FLAVORING
* LIGHTLY CARBONATED AND REFRESHING
* RAW, UNPASTEURIZED, & NATURALLY FERMENTED
* SUPPORTS GUT HEALTH

rmbr

US VS THEM

	Only functional botanicals	Green Tea caffeine with L-theanine	No vinegary taste	In a can	Live & Active Cultures
rmbr	🦋	🦋	🦋	🦋	🦋
LEADING KOMBUCHA BRANDS					✓

Our products were crafted as socially conscious alternatives to alcohol—more than just healthy kombucha tonics, they're thoughtfully named to reflect their sophisticated, cocktail-inspired formulations.

Below is a detailed description of each recipe and the ingredients, flavor notes, flavor intention and the inspirational "memory" behind each one.



hibiscus punch

Ingredients:
Organic Raw Kombucha (Hibiscus Flower, Ginger Root)

Flavor Notes
Experience the vibrant fusion of tangy hibiscus and zesty ginger.

Memory
Innocence and delight of sipping Hawaiian Punch as a kid, reliving the simple pleasures of youth with a refreshing and health-conscious twist.

Flavor Intention
Made for Digestion



lavender bliss

Ingredients:
Organic Raw Kombucha (Lavender, Butterfly Pea Flower, Star Anise, Fennel Seed)

Flavor Notes
Delight in the enchanting harmony of soothing lavender, vibrant butterfly pea flower, aromatic fennel seed, and exotic star anise.

Memory
A tranquil oasis reminiscent of running through a lavender field during sunrise.

Flavor Intention
Made for Clarity



island time

Ingredients:
Organic Raw Kombucha (Coconut, Turmeric, Ginger Root, Cardamom, Cinnamon, Sarsaparilla Root, Vanilla Bean, Black Pepper, Lychee Extract, Rose Extract)

Flavor Notes



Flavor Notes
Savor the golden embrace of earthy turmeric harmonized with the creamy sweetness of vanilla and tropical coconut, a refreshing elixir that transports you to sun-kissed shores with each sip.

Memory
A nostalgic journey to a sun-kissed vacation in the tropics, where the air is filled with the scent of coconut trees and the warmth of the sun on your skin.

Flavor Intention
Made for Recovery



blue dream

Ingredients:
Organic Raw Kombucha (Hawaiian Haze Hemp, Blue Spirulina)

Flavor Notes
Experience the invigorating fusion of hemp's earthy richness with the refreshing essence and vibrant color of blue spirulina, offering a unique and energizing beverage that tantalizes the senses.

Memory
Carefree afternoons spent under the sun, rejuvenated by the ocean's embrace.

Flavor Intention
Made for Creativity



rosé berry

Ingredients:
Organic Raw Kombucha (Schisandra Berry, Elderberry, Rose Petals, Lemongrass)

Flavor Notes
Savor the delicate floral essence of rose petals, complemented by the rich sweetness of elderberry, bright notes of lemongrass, and a hint of tartness from schisandra berry, akin to the complexity of a fine rosé wine.

Memory
Walking through a blooming rose garden, capturing the essence of serenity and the beauty of the changing seasons in every sip.

Flavor Intention
Made to Calm



limeade

Ingredients:
Organic Raw Kombucha (Lemongrass, Lemon Myrtle, Essential Lime, Ginger Root, Green Rooibos, Licorice Root)

Flavor Notes
Indulge in the zesty citrus burst of essential lime, bright lemongrass, and refreshing lemon myrtle, reminiscent of a sunny summer day in a single sip.

Memory





In 2025, we are on track to achieve over $1M in revenue—a +34.8% increase from 2024—driven by three key strategic initiatives (not guaranteed).

1. Channel Expansion

2. Portfolio Expansion

3. Marketing & Awareness

Channel Expansion

We have started shipping our products at 2 new 2025 KeHe distributors - Chino, CA and Ellettsville, IN. This is in addition to our 2 existing KeHe locations in Romeoville, IL and Aurora, CO.

Since much of our grocery business success to this date has been in the conventional grocery space, we are also keenly focused on

growing more within the natural sales channel.

Our new partnership with Green Spoon's Take Root Program gives us the opportunity to build out our distribution network in the West Coast. As we gain a solid footprint in the West Coast, we will start to focus on expanding our natural channel presence in the East Coast.

Portfolio Expansion

Aside from launching in new doors, we are very focused on growing within the current business we have with Sprouts, Kroger, & Albertsons. By operating regionally with each of these banners, we can concentrate on boosting velocity within our existing placements. This allows us to leverage strong performance data to support national expansion within these chains.

In addition to expanding distribution with our existing retail partners, we are also planning to grow our shelf and category placement through new product launches that are scheduled for late 2025 to early 2026.

Marketing & Awareness

In addition to growing our store count and new products with our current retailers, we are also focused on expanding our product assortment within these stores based on our proven success.

Since our 2023 launch, we have gained enormous brand recognition and a tremendous following that we are going to invest in continuing to grow in current and new markets.



Currently, we have strong, healthy unit economics, with a 44% gross margin. Over the next 6-8 months, we are able to expand our margin >6 points to >50% through more efficient logistics, production and cost of goods.



Based on our strong penetration, distribution, new products and national expansion gains and projections, we are forecasting significant Year over Year growth from 2024 to 2028.

+439% over 5-year growth to $4.0M in 2028!



Forward-looking projections cannot be guaranteed.

We're currently raising $124K to build on our strong momentum and accelerate our next phase of growth.

60% of the funds will be invested in marketing and internal structural growth to continue to drive brand awareness, customer engagement and sales.

1. Marketing – growing brand awareness and customer engagement

    a. Partnering with a Marketing Strategist

    b. In-Kind Product Event Donations

    c. CRM System

    d. Tradeshows

2. Sales & Trade Spend– supporting personnel & strengthening retail partnerships to fuel growth and market penetration

    a. Brokerage

    b. In-store demos

    c. In-store promotions

    d. Retailer Ad Spend

3. New Business - on-boarding costs to support new distribution

    a. Slotting Fees/Free Fills

40% of the funds will provide cash flow support to cut costs and help keep pace with our significantly growing distribution and demand.

1. Working Capital – providing additional flexibility for transition to co-packing

2. Scale – Increase inventory, bulk raw materials such as cans & lids



In addition to securing major distribution wins in 2025, we are expanding our portfolio into other fast-growing, health-focused categories beyond kombucha.



New Product Section (intentionally blurred)

Our Mission

rmbr - re·mem·ber/rəˈmembər/

Standing for real memories. better rituals.



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rmbr

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